UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation and further to the inside information dated 1 February 2019, hereby communicates the following:

INSIDE INFORMATION

The Board of Directors of BBVA has resolved to propose to the Annual General Meeting of Shareholders a cash payment in a gross amount of EUR 0.16 per share as final dividend for 2018 that will be paid on 10 April 2019 if approved. The main characteristics of the payment are detailed below:

Gross dividend per share: EUR 0.16

Net dividend per share: EUR 0.1296 (withholding tax rate of 19% currently in force)

Last trading date: 5 April 2019

Ex-dividend date: 8 April 2019

Record date: 9 April 2019

Payment date: 10 April 2019, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR makes available to such entities.

Madrid, 11 February 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 11, 2019	By:	/s/ Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Performance Management & Capital Director